Exhibit 99.1

Mountain Province Diamonds Announces Third Quarter 2019 Production and Sale Results and Provides Q3 Conference Call Details

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Oct. 17, 2019 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces production and sales results for the third quarter ended September 30, 2019 ("the Quarter" or "Q3 2019") from the Gahcho Kué Diamond Mine ("GK Mine"). The Company also releases the details for its Q3 2019 earnings conference call and webcast. All figures are expressed in Canadian dollars unless otherwise noted.

Q3 2019 Highlights
(all figures reported on a 100% basis unless otherwise stated)

  11,742,138 total tonnes mined, a 1% increase on comparable period (Q3 2018: 11,592,000), and an 8% increase from previous quarter (Q2 2019: 10,865,263).
  1,004,828 tonnes of ore mined, a 13% decrease from comparable quarter (Q3 2018: 1,155,000 tonnes), and a 35% increase from previous quarter (Q2 2019: 746,583).
  890,325 tonnes of ore treated, a 17% increase from comparable quarter (Q3 2018: 759,000 tonnes), and a 1% increase from previous quarter (Q2 2019: 882,374).
  1,528,494 carats recovered at an average grade of 1.72 carats per tonne, 16% lower than comparable quarter (Q3 2018: 1,819,000 carats at 2.40 carats per tonne), and 12% lower than the previous quarter (Q2 2019: 1,730,147 carats at 1.96 carats per tonne). Q3 2019 carat recovery was slightly below the Company's expectations but within the revised plan limits for 2019. As previously announced, the ongoing plant modifications in order to change bottom cut off and increase daily throughput have progressed well and the plant is performing above expectations, consistently achieving higher daily throughputs. The severe weather conditions encountered during the earlier part of the year caused delays in the mine plan schedule, and access to the planned higher grade blocks of the orebody was limited. In addition, higher plant throughput capability as a result of the ongoing plant modifications, and subsequent need for more ore sources, required the processing of all available ore sources, which mostly consisted of lower grade ore tonnes, all of which are reflected in the lower grades and carats recovered in Q2 and Q3 2019 results. The current quarter (Q4 2019) is trending positively. Access to higher grade blocks has been achieved and the Company reiterates its full year 2019 production guidance of 6.6 – 6.9 million carats.
  791,252 carats sold at an average value of $69 per carat (US$52.5 per carat) for total proceeds of $54.8 million (US$41.6 million) in comparison to 788,842 carats sold at an average value of $95 per carat (US$72.5 per carat) for total proceeds of $74.9 million (US$57.2 million) in Q3 2018. The lower prices realized year-on-year are affected by three factors; the source of the diamonds from varying parts of the orebody (mostly lower grade areas of Hearne and SWC Kimberlites in 2019 versus 5034 in 2018), lower quality and grade material processed during Q2 and Q3 2019, and the overall sentiment in the rough diamond market and associated pressure on prices of lower quality and smaller stones.

Q3 2019 Production Statistics1

	2019 Q3	2018 Q3	YOY Variance
Total tonnes mined (ore and waste)	11,742,138	11,592,000	1%
Ore tonnes mined	1,004,828	1,155,000	-13%
Ore tonnes treated	890,325	759,000	17%
Carats recovered	1,528,494	1,819,000	-16%
Carats recovered (49% share)	748,962	891,000	-16%
Recovered grade (carats per tonne)	1.72	2.40	-28%
All figures reported are on 100% basis unless otherwise stated

Q3 2019 Diamond Sales

The Company's Q3 2019 sales results are based on two full sales (sales #6, and #7) and partial payment received for sale #8, due to timing of the last sale in relation to the close of Q3 2019 financial reporting period. Full payment for sale #8 has been received and the remaining balance will be reflected in the sales results in Q4 2019.

The sentiment in the rough diamond market remains cautious and the most recent sales results reflect this. The recent protests in Hong Kong and ongoing trade negotiations between US and China have also affected the mood in the market.

The Company's medium to long term outlook for rough diamonds remains positive. The major producers have reported lower levels of sales in recent months, and this is expected to help normalise inventory levels in the cutting centers. In addition, anticipated mine closures over the next 12 – 18 months will also help to establish a better supply and demand balance in the market. More importantly, consumer confidence and spending, particularly in the US, which makes up for 40 – 50% of the overall diamond jewelry market, is still strong.

Q3 2019 Summary

Total carats recovered and grade in Q3 2019 were 16% and 28% lower respectively than the same period last year, and slightly less than expected for the Quarter. The lower grade and carats recovered during Q3 2019, are primarily due to the mining and processing of lower grade ore tonnes from the 5034 SWC, in addition to larger volumes of ore tonnes mined and treated from the 5034 Center Lobe, which is the lowest grade part of the 5034 Kimberlite. Weather and equipment related challenges faced during the winter months further affected the mine sequencing for 2019, however, the shortfall in ore tonnes mined for the year will be recovered, with the ability to feed the plant with higher grade ore for the remainder of the year.

In Q3 2019, 11.7 million tonnes were mined,1% higher than the same period last year (Q3 2018: 11.6 million tonnes). Over 1 million tonnes of ore was mined in Q3 2019, 13% lower than the same period last year (Q3 2018: 1.2 million tonnes), but 35% higher than what was achieved in the previous quarter (Q2 2019: 746,583 ore tonnes mined), this was aligned with the revised internal mine plan.

The plant treated 890,235 tonnes and produced over 1.53 million carats in Q3 2019, in comparison to 759,000 tonnes treated and 1.82 million carats recovered in Q3 2018. The plant continues to perform well, but changes to the process blend have had a negative impact in the overall carat count recovered. Mining higher than budget ore tonnes from the 5034 pit and less than budget ore from Hearne pit have also contributed to the change to process blend.

Despite all the challenges in the earlier part of 2019, the mining operations are trending positively in the current quarter (Q4 2019) and the Company is on track to achieve its full year guidance of 6.6 – 6.9 million carats, and at the lower end of the cost guidance of $110 - $115 per tonne treated.

Stuart Brown, the Company's President and Chief Executive Officer, commented: "From a production perspective I fully expect 2019 will be a successful year. The start to the year was impacted by severe winter weather, restricting access to the planned higher grade ore sources which limited the ability to blend the ore sources. The decision to make changes to the plant has been very successful. The plant is now able to treat different blends of ore at increased feed rates which was never possible at the start of 2019. In order for the plant to continue operating at full capacity and maintain its new higher daily throughputs, all ore sources were utilized which were primarily made up of lower grade material. While this has impacted the third quarter performance from a carats recovered perspective, I am pleased to report that the final quarter production is trending upwards and the company remains on track to deliver 2019 guidance metrics."

Mr. Brown added: "The rough diamond market remains tight. Geopolitical and trade war tensions together with the recent issues in Hong Kong have not been helpful in improving sentiment across the diamond pipeline. Our medium to long-term view of the market remains positive. The major producers have seen reduced levels of sales in their recent rough diamond sales events and this, together with the closure of older mines, should have a positive effect on the supply side of the market in 2020 and beyond and help to restore confidence across the diamond pipeline."

The Company will release its Q3 2019 financial results on Tuesday November 5th, 2019 after market hours. The Company will host its quarterly conference call on Wednesday November 6th, 2019 at 11:00am EDT.

Q3 2019 Conference Call Dial-In Details:

Title: Mountain Province Diamonds Inc Q3 Earnings Conference Call
Conference ID: 4584265
Date of call: 11/06/2019
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link: https://edge.media-server.com/mmc/p/jb4zyipd

Participant Toll-Free Dial-In Number:	(866) 300-0510
Participant International Dial-In Number:	(636) 812-6656

A replay of the webcast and audio call will be available on the Company's website

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of various diamondiferous kimberlites, four of which are being developed and mined under the current mine plan. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Mine that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

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For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Investor Relations, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:00e 17-OCT-19